Exhibit 99.1

Scailex Corporation Ltd

(“Scailex” or the “Company”)

48, Ben Zion Galis, Petach Tikva 49277

Telephone: 03-9057730; Fax: 03-9314422

August 21, 2008

Re:	Immediate Report concerning the Convening of a General Meeting Pursuant to the Companies Law, 5759 – 1999 and the Securities (Transaction between a Company and a Controlling Shareholder therein) Regulations, 5761 – 2001

1.	Introduction

An immediate report is hereby given pursuant to the Companies Law, 5759 – 1999 (the “Companies Law”) and the Securities (Transaction between a Company and a Controlling Shareholder therein) Regulations, 5761 – 2001 (the “Controlling Shareholder Regulations”), concerning the convening of a extraordinary general meeting of the shareholders of Scailex, to be held on September 28, 2008 at 16:00, with the following agenda: Approval of Scailex entering into an agreement dated August 21, 2008 (the “Agreement” or the “Agreement for Acquisition of the Cellular Activity” or the “Transaction”) for the acquisition of cellular operations in the cellular end equipment and retail market (the “Area of Cellular Activity”) of Suny Electronics Ltd. (“Suny Electronics”), which is carried out through subsidiaries of Suny Electronics: Suny Telecom (1994) Ltd. (“Suny Telecom”) and Din Dynamic Ltd. (“Din Dynamic”), as defined in the Agreement for Acquisition of the Cellular Activity and in subsection 2.3 below (Suny Electronics, Suny Telecom and Din Dynamic, jointly: the “Suny Group”) as well as approval of the Services Agreement and the Lease Agreement which are attached as appendices to the Agreement for Acquisition of the Cellular Activity.

Part A – Requisite Details Pursuant to the Securities (Transaction between a Company and Controlling Shareholder Therein) Regulations, 5761 – 2001

2.	The Essence of the Transaction and its Principal Terms

2.1.	Below is a summary description of the transaction presented for the approval of the general meeting, namely: the principles of the Agreement for Acquisition of the Cellular Activity, pursuant to which the Company entered into a contractual relationship with the Suny Group on August 21, 2008, Scailex having obtained the approval of the Company’s audit committee and board of directors, and subject to the approval of the general meeting convened in accordance with the Report.

2.2.	On the execution date of the Agreement for Acquisition of the Cellular Activity (the “Execution Date”), subject to the satisfaction of all the Suspensary Conditions under the Agreement for Acquisition of the Cellular Activity (as set out in subsection 2.10 below), the Suny Group will transfer to Scailex the cellular activity purchased. In the event of the Execution Date occurring during the fourth quarter of 2008, the Transaction shall be deemed, for all purpose, to have been consummated at September 30, 2008 (the “Set Date”).

2.3.	Pursuant to the Agreement, the purchased cellular activity consists of all assets and liabilities of Suny Telecom and Din Dynamic (the “Subsisiaries”) in the Area of Cellular Activity (the “Transferred Items”), as follows:

2.3.1.	Assets: All assets and rights (tangible and intangible) of Suny Telecom and of Din Dynamic in the Area of Cellular Activity, as specified in their financial statements, apart from the following assets, which were expressly excluded: The Shares of Suny Electronics in the possession of Suny Telecom; cash, cash equivalents and other financial assets; balances between the Suny Group companies as well as balances of taxes;

2.3.2.	Liabilities: All the liabilities of Suny Telecom and Din Dynamic in the Area of Cellular Activity, as specified in their financial statements, including liabilities arising from the agreements assigned to Scailex as part of the transferred assets or relating to these agreements, and apart from the following liabilities, which were expressly excluded: The subsidiaries’ debts to Bank Leumi le-Israeli B.M.; short term credit, short term loans (on call) and long term loans; balances of related parties; deferred taxes, VAT balances payable and provisions for Income Tax (including Employees’ Income Tax and National Insurance) for the period up to the Execution Date.

It is clarified that the activity of Suny Electronics in the field of the Internet and in the area of cellular content is not transferred pursuant to the Agreement.

2.4.	Together with the purchased cellular activity, the parties agreed to transfer the employees of Din Dynamic and Suny Telecom to Scailex, on the basis of a list to be concluded between the parties (“Relocated Employees”). The purpose of the parties to the Agreement is for the employment continuity and the rights of all the Relocated Employees to continue and that as of the Execution Date, the employer-employee relationship between the Relocated Employees and the Suny Group will terminate and the employer-employee relationship between them and Scailex will commence.

2.5.	In consideration of the acquisition of the cellular activity, Scailex will pay Din Dynamic and Suny Telecom a total sum of NIS 255,809,000, which is calculated as the aggregate of (1) the Transferred Equity Capital, as defined below, in the sum of NIS90,144,000 which will be transferred on the Execution Date based on its value in Din Dynamic and Suny Telecom financial reports as at June 30, 2008 and (2) the Cellular Activity value which is NIS165,665,000.

The Transferred Equity Capital amount is based on data as at June 30, 2008, and accordingly the Agreement incorporates a mechanism for adjusting the consideration, such adjustment to be based on data of the equity capital (as defined in the Agreement), of each of the Subsidiaries on the Execution Date or on the Set Date (if applicable), (the “Transferred Equity Capital”), which also include the data of the stocktaking vis-à-vis the component of the Transferred Equity Capital that will take place on the same date. According to the said adjustment mechanism, should it transpire that the amount of the Transferred Equity Capital on the Execution Date exceeds and/or falls below, by more than NIS 100,000, the Equity Capital as at June 30, 2008, the consideration amount will be decreased or increased by an amount equal to the amount of the difference.

The said price adjustment will be completed within a period of 90 days from the Execution Date, while each dispute with respect to the computation of the adjustments will be clarified in accordance with the arbitration clause prescribed in the Agreement.

2.6.	Subject to the accuracy of the representations made by the Suny Group, Scailex has waived, pursuant to the Agreement, any claim of non-compliance of the Transaction forming the subject of the Agreement, and/or pertaining to the condition of the tangible assets comprising the transferred assets and/or the transferred liabilities, and Scailex will accept them “as is” in their physical condition, including the quality, nature and age of the items of the transferred inventory and the transferred fixed assets.

The representations made by the Suny Group consist, inter alia, of the periodic report of Suny Electronics for 2007, audited financial statements of Suny Telecom and of Din Dynamic as at December 31, 2007 and such reviewed statements as at June 30, 2008; representations concerning the validity of the principal agreements and arrangements of the cellular activity; representations in respect of legal proceedings, intellectual property; representations relating to employment relationship in the Suny Group and to social provisions for employees, as well as general representations concerning the absence of any impediment to or restriction on the entering into the Agreement on the part of the Suny Group, and that the representations will also be accurate up to the Execution Date.

The representations made by Scailex include, inter alia, its declaration that it is capable of providing the required amounts for the implementation of the Agreement; that apart from the approval of its competent organs there is no limitation, prohibition or impediment to its entering into the Agreement, that it has conducted due diligence and has received all information and documents required by it from the Suny Group.

2.7.	As part of the indemnification mechanism prescribed in the Agreement, the Suny Group undertook to indemnify Scailex for each of the following occurrences:

2.7.1.	Should it transpire that any of the representations made by the Suny Group in the Agreement is either misleading or inaccurate;

2.7.2.	Should a conclusive judgment was entered against Scailex in a third party claim on the ground of any act or omission on the part of the Suny Group prior to the Execution Date. It is prescribed in the Agreement that a notice of indemnification may be delivered in such event even where the legal proceeding has not yet ended; and

2.7.3.	Should the Suny Group violates its duty of confidentiality and/or duty of non-competition under the Agreement.

The indemnity undertaking will be valid for 36 months from the Execution Date; however, where the ground for indemnification is in connection with ownership or proprietary rights specified in the representations of the Suny Group, in such event the indemnity undertaking will be unlimited in time.

The indemnity undertaking will commence as of a cumulative amount of damages of NIS 500,000 (however, in the event of any damage at such amount the indemnity commences from the first Shekel) up to a maximum indemnity amount of NIS 75 Million.

2.8.	The indemnification mechanism and the provisions relating thereto apply inversely, mutatis mutandis, also to Scailex, which will thus be compelled to indemnify the Suny Group in the event that any of the representations made by it in the Agreement is either misleading or inaccurate.

2.9.	Up to the Execution Date, Suny Telecom and Din Dynamic will continue to manage the purchased cellular activity in the ordinary course of business, consistent with the management of its businesses in the past, and will not perform any action liable to frustrate or materially interfere with the implementation of the Agreement. Furthermore, the Suny Group undertakes that the transferred Equity Capital will not fall below the sum of NIS 60 Million without Scailex’s approval.

2.10.	The completion of the Agreement for Acquisition of the Cellular Activityis subject to the satisfaction of the following suspensary conditions, by the Execution Date:

2.10.1.	No material adverse event has occurred in the representations made in the Agreement by the Suny Group.

2.10.2.	The approval of the general meeting of Scailex for the Company entering into the Agreement was obtained, which general meeting is to be convened hereunder.

2.10.3.	The approval of the boards of directors and the general meetings of Suny Electronic, Din Dynamic and Suny Telecom, with respect to their entering into the Agreement, was obtained.

2.10.4.	Obtaining the written approval of the other parties to material agreements as defined in the Agreement, to which the Suny Group is a party, in connection with the Area of Cellular Activity (including the global Samsung company and the three leading cellular operators in Israel which are set forth in the Agreement) for the assignment of the agreements between them and the Suny Group to Scailex. Obtaining the written approval of Bank Leumi le-Israel B.M. and of Mizrahi Tefahot Bank Ltd., for the implementation of the Transaction forming the subject of this Agreement and removal of all encumbrances imposed on the Transferred Items.

2.10.5.	Approval of the Transaction by the Commissioner of Restrictive Trade Practices (the “Commissioner”), if and inasmuch as required.

(The “Suspensary Conditions under the Agreement for Acquisition of the Cellular Activity”).

2.11.	The Execution Date of the Agreement for Acquisition of the Cellular Activity will be agreed by the parties by consent at a date which will occur no later than five business days following the fulfillment of the last of the Suspensary Conditions set out in subsection 2.10 above. In the event that the Suspensary Conditions under the Agreement for Acquisition of the Cellular Activity are not fulfilled by the end of 90 days from the date of the entering into the Agreement for Acquisition of the Cellular Activity, or such later date as was agreed in writing between the parties, the Agreement for Acquisition of the Cellular Activity will be rescinded ipso facto.

On the Execution Date, or on the Set Date (if applicable), a lease agreement with Suny Electronics will take effect with respect to two buildingsas prescribed in the Agreement and in subsection 2.16 below.

On the Execution Date, or on the Set Date (if applicable), agreements for the provision of services will be signed and will take effect, pursuant to which Suny Electronics will provide various services to Scailex, and Scailex will provide various services to Suny Electronics as prescribed in the Agreement and in subsections 2.17 and 2.18 below.

2.12.	During the period subsequent to the Execution Date and up to the completion of formal and registr of transfers of items and approvals being transferred pursuant to the Agreement to Scailex’s name (the “Transition Period”), the Suny Group will act in connection with the Transferred Items in trust, on behalf of Scailex, at Scailex’s expense and responsibility and in accordance with its instructions, so that in connection with this activity during the Transition Period, any income will inure for the benefit of Scailex and any expense will be charged to Scailex.

2.13.	The Agreement incorporates a non competition stipulation, pursuant to which the Suny Group undertakes not to compete with Scailex, either directly or indirectly (including via its employees and/or officers therein and/or controlling shareholders therein) in the Area of Cellular Activity for a period of 4 years from the Execution Date.

2.14.	Pursuant to the Agreement, the Suny Group undertook to give its consent to the change of Scailex’s name to a name that includes the word “Suny”.

2.15.	Furthermore, in accordance with the Agreement, for a period of 60 months from the Execution Date, or from the Set Date (if applicable), (subject to a rescission notice of 180 days), the Suny Group will continue to collect on behalf of Scailex all payments made to Din Dynamic by customers in the Area of Activity in accordance with service and maintenance agreements that were executed and/or will be executed with them by the Execution Date, including payments made by means of credit cards. In consideration of the said management and collection management services, Scailex will pay to the Suny Group an amount representing 4% of all amounts collected as aforesaid by the Suny Group.

Furthermore, pursuant to the Agreement, for a period of 12 months from the Execution Date (subject to a 7-day rescission notice), the Suny Group will continue to perform on behalf of Scailex the importation of the cellular telephones and the other products forming the subject of the Activity. In consideration of such import services, Scailex will pay to the Suny Group handling and management fees in a sum representing the cost of the products to the Suny Group plus 1%.

2.16.	On the Execution Date, or on the Set Date (if applicable),, a lease agreement with Suny Electronics will take effect with respect to two buildings:

2.16.1	A building at 8 Rakevet Street, Petach Tikva: The property, owned by Suny Electronics, serves at present as the Din Dynamic building (housing, inter alia, storage areas, laboratories, offices and employees’ dining room). In consideration of the lease Scailex will pay to Suny Electronics the sum of NIS 30 per m2. Suny Electronics will lease to Scailex the entire building, 2,475 m2 in total, against a total monthly payment of NIS 74,250. Scailex will further bear all payments relating to ongoing expenses and expenses relating to maintenance of the leasehold.

2.16.2	A building situated at 48 Ben Zion Galis, Petach Tikva: Scailex will lease an area in the said building from the principal lessee – Suny Electronics (the owner of the property is a third party – Amos and Daughters Investments and Properties Ltd.). The building serves at present as the Suny Telecom building (housing, inter alia, Suny Telecom offices the engineering, support and product development departments, the marketing department and the department of cellular operators sales. Suny Electronics will lease to Scailex an area covering approx. 1,508 m2 in the building, in consideration of NIS 30 per m2 per month, NIS 45,240 per month in total. Pursuant to the Agreement, Scailex will bear all payments relating to ongoing expenses and expenses relating to maintenance of the leasehold, proportionate to the area sublet to it.

2.16.3	The term of the lease and sub-lease is for 60 months from the date that the agreement takes effect; however, either of the parties may rescind the term by a 180-day prior notice. The rent is linked to the Consumer Price index for the month of August 2008, and is subject to VAT.

The Services Agreement between the Company and Suny Electronic (the“Services Agreement”):

2.17.1	As part of the Services Agreement, forming an appendix of the Agreement for Acquisition of the Cellular Activity, as of the Execution Date Suny Electronics will provide to the Company, various services, as an independent contractor, with respect to the activity purchased pursuant to the Agreement for Acquisition of the Cellular Activity, including:

(1)	Consultation and management services in connection with:

(1.1)	The Activity purchased under the Agreement for Acquisition of the Cellular Activity, including in respect of contacts and negotiations with Samsung and with the cellular operators in Israel and in respect of contacts with the tenants of the properties in which the branches of the chain of stores and the laboratories are situated;

(1.2)	Over seas expansion of the activity purchased in Israel;

(1.3)	Identification and management of business opportunities in this area and in additional areas overseas; and

(1.4)	Consultation and management services will be rendered by officer holders of Suny Electronics.

(2)	Additional Services:

(2.1)	Security officer; and

(2.2)	Services of wage computations.

2.17.2	The Service Agreement term is for 60 months as of the Execution Date of the Agreement for Acquisition of the Cellular Activity (and subject to obtaining the approval of the competent organs of the parties thereto within 60 days from the date of its signature); however, either of the parties may give a notice of rescission of the agreement by a 90-day prior notice, apart from the services of wage computations, in respect of which a 60-day prior rescission notice may be given.

2.17.3	In consideration of the services, Scailex will pay to Suny Electronics the sum of NIS 220,000 per month, plus an amount representing 2.5% of Scailex’s operating profit in the Area of Activity (as defined in the Agreement for Acquisition of the Cellular Activity), as set out in the report of Scailex’s board of directors with respect to the calendar quarter to which the report refers (“Services Fees”). For this purpose, the meaning of the term “Area of Activity” in the Services Agreement shall be as per its definition in section 3 (a) of the First Addendum to the Securities (Details of Prospectus and Draft Prospectus, its Form and Structure) Regulations, 5729 – 1969. The Services Fees will be paid to Suny Electronics every calendar quarter, no later than the 15th day from the date of publication of the financial statements for that quarter. Where either of the parties to the agreements gives a notice of cancellation of the services of wage computations, the monthly Services Fees will be reduced by NIS 30,000 per month.

2.17.4	An indemnification stipulation is incorporated in the agreement, pursuant to which should a tribunal or a competent court hold that any of the providers of services to be rendered to Scailex by Suny Electronics is an employee in terms of his relationship with Scailex, Suny Electronics will indemnify Scailex and will refund to it any amount which Scailex is compelled to pay to any such service provider in respect of whom it is held that employer-employee relationship existed between him and Scailex.

2.17.5	The agreement further incorporates standard stipulations in respect of confidentiality, proprietary rights and payment of taxes.

2.17.6	This agreement will replace the “agreement for provision of support services”that was entered into by the parties on July 17, 2008.

2.18	An agreement for provision of services to Suny Electronics: On the Execution Date, or on the Set Date (if applicable), an agreement between the Company and Suny Electronics will take effect, pursuant to which the Company will provide to Suny Electronics, as an independent contractor, CFO services via the Company’s CFO (to the extent of 25% of the time of the CFO), as well as additional services (automation services, housekeeping and building maintenance, company secretary services and assistance services relating to consolidation of the financial statements, as well as accounting services and treasury management if will be agreed upon in writing by the parties in the future), via individuals on behalf of Scailex. The agreement is for a term of 60 months from its effective date; however, either of the parties may give notice to the other party of rescission of the agreement by a 90 -day prior notice. In connection with the services, Suny Electronics will pay to Scailex a sum of NIS 35,000 per month plus VAT. The agreement incorporates an indemnification stipulation pursuant to which should it be determined by a competent entity, including a judicial entity, that the CFO or any of the individuals through whom Scailex provides the services, is an employee in terms of his relationship with Suny Electronics, then Scailex will indemnify Suny Electronics for any amount it is compelled to pay to him, for the employment relationship between him and Suny Electronics. This agreement will replace the “agreement for provision of management services”that was entered into by the parties on July 17, 2008.

3.	Name of the Controlling Shareholder Having a Personal Interest in the Approval of the Transaction

The controlling shareholders in the Company are Ilan Ben Dov and Suny Electronics, which is a company under his control. Suny Electronics is a controlling shareholder in the Company by virtue of its holdings at a rate of approx. 64.00% of the Company’s issued share capital, and has a personal interest in the approval of the Transaction.

Suny Electronics is controlled by Mr. Ilan Ben Dov, Chairman of Scailex’s board of directors, by virtue of his holdings, either direct or through companies under his control, at a rate of approx. 68.59% of the issued share capital of Suny Electronics. Mr. Ben Dov serves as a Co-CEO of Suny Electronics. Mr. Ben Dov further holds Scailex shares, in person or via companies under his control, at a rate of approx. 0.31% of the share capital of Scailex and has a personal interest in the approval of the Transaction.

Furthermore, Mr. Ben Dov is the controlling shareholder and Chairman of the board of directors of Tao Tsuot Ltd. (“Tao”), which is a shareholder of the Company, by virtue of its holding at a rate of approx. 24.64% of the share capital of Scailex. Mr. Ben Dov holds, in person or via companies under his control, approx. 83.27% of the issued share capital of Tao. Accordingly, Tao also has a personal interest in the approval of the Transaction.

4.	Nature of the Personal Interest

Suny Electronics has a personal interest in view of the fact that it is a party to the Agreement for Acquisition of the Cellular Activity. Mr. Ilan Ben Dov has a personal interest in view of the fact that he is the controlling shareholder in Suny Electronics and a Co-CEO of that company. Tao has a personal interest in the Transaction in view of the fact that the controlling shareholder therein, and the chairman of Tao’s board of directors, Mr. Ilan Ben Dov, is also the controlling shareholder in Suny Electronics and in Scailex.

5.	Description of the Purchased Asset

5.1.	As described in section 2 above, as part of the Transaction Scailex will purchase the cellular activity of Suny Electronics in the field of marketing, sales and service to mobile phones. This activity is carried out in effect by the subsidiaries of Suny Electronics – Suny Telecom and Din Dynamic.

5.2.	Suny Electronics is a public company whose shares are traded on the Tel Aviv Stock Exchange Ltd. Accordingly, information regarding the Suny Group and the cellular activity being purchased as part of the Agreement for Acquisition of the Cellular Activity can be found in the public reports of Suny Electronics and, in this context, the Company refers to the following reports published by Suny Electronics (this reference constitutes inclusion by way of reference):

5.2.1.	Periodic report for 2007, published by Suny Electronics on March 25, 2008 (Ref. No. 2008-01-084192).

5.2.2.	Quarterly report for the quarter ending March 31 2008, published on May 27, 2008 (Ref. No. 2008-01-148824).

5.2.3.	Quarterly report for the quarter ending June 30, 2008 scheduled to be approved on August 24, 2008.

5.3.	The Company’s Plans with respect to the Acquired Asset: The Company intends, at least in the foreseeable future, to continue managing the acquired cellular activity in a format similar to the format in which the cellular activity was conducted to date, under the control of the Suny Group.

6.	The Manner in which the Consideration was Determined

The agreed consideration in the Transaction, namely, the price to be paid by Scailex to the Suny Group for the cellular activity, was determined in a negotiation conducted between Scailex representatives and representatives of the Suny Group, and in view of the joint valuation obtained by both parties to the Transaction from Giza Zinger Even Ltd., attached hereto as Appendix A and constituting an inseparable part hereof.

Furthermore, the consideration for the cellular activity was examined in a fairness opinion by Prof. Yoram Eden and found to be reasonable and fair. The opinion is attached as Appendix B hereto, constituting an inseparable part hereof.

As stated in subsection 2.5 above, the consideration was computed as at June 30, 2008, and adjustment mechanisms were agreed between the parties as of the Transaction completion date.

7.	Required Approvals

The approvals required for the approval of the Transaction on the agenda, are approvals from the Company’s audit committee and board of directors, as obtained on August 21, 2008, and approval of a extraordinary meeting of Scailex shareholders, which is herewith convened.

The Agreement for Acquisition of the Cellular Activity is conditioned on the Suspensary Conditions and obtaining the approvals set out in subsection 2.10 above.

8.	Similar Transactions in the course of the Preceding Two Years

During the period commencing on August 21, 2006, up to the date of this Report, no transactions of the type of the transactions presented for the approval of the meeting forming the subject of this Report were entered into between the Company and the controlling shareholders therein, or in which the shareholders therein had a personal interest, nor was any such transactions as are in effect on the date of the approval of the transaction by the Company’s board of directors.

It should nonetheless be noted that on April 10, 2008 an agreement was entered into (the “PCH Agreement”), the execution of which was completed on June 30, 2008, as part of which the Company sold its holdings (100%) in the subsidiary Petroleum Capital Holdings Ltd. (“PCH”), to the controlling shareholder in the Company at that time, Israel Petrochemical Enterprises Ltd. (“IPE”). The PCH Agreement was completed upon obtaining, inter alia, the approval of the audit committee, the board of directors and an extraordinary general meeting of the Company, held on May 29, 2008. Correspondingly with the execution of the PCH Agreement, IPE sold all its holdings in the Company at that time (50.06%) to Suny Electronics, which thereby became the controlling shareholder of the Company. For further details regarding these transactions see the immediate report published by the Company on April 17, 2008 (Ref. No. 2008-01-113823), the immediate reports published on July 1, 2008 (Ref. No. 2008-01-187866 and 2008-01-188295) as well as the description appearing in subsections 5.2 and 5.3 of the board of directors report of the Company for the second quarter of 2008, as published in an immediate report dated August 5, 2008 (Ref. No. 2008-01-227004).

It should further be noted that several agreements were entered into between Scailex and Suny Electronics, which are not exceptional in nature and are in the ordinary course of business, concerning mutual services which the companies provide to each other. See the board of directors’ report for the quarter ending June 30, 2008 (Ref. No. 2008-01-227004).

9.	The Grounds of the Audit Committee and the Board of Directors for the Approval of the Transaction

9.1.	The board of directors, the audit committee and the investment committee of the Company approved the transaction on the agenda, on the following grounds:

9.1.1.	In the opinion of the Company’s board of directors, the cellular activity in the cellular end equipment and retail market (the “Cellular Equipment Market”) including its special characteristics, is an activity worthy of being one of the areas of activity in which the Company will be active. Among these characteristics, the fact was stated that the market in question is an established market, with almost continuous renewal of activity and varied growth channels (in both existing and new markets).

9.1.2.	The key brand marketed by the Suny Group in this field, Samsung, is the second most powerful cellular brand in the world and in Israel, which brand is at the forefront of technology constantly growing and capturing a bigger market segment on a yearly basis. The Transaction in question represents an opportunity to acquire activity of a brand known for its momentum and growth.

9.1.3.	The Transaction for the acquisition of the cellular activity of the Suny Group is a transaction for the acquisition of longstanding, established and, to date, profitable activity, with continuous and constant cash flow, and proven results.

9.1.4.	The Company’s board of directors includes several directors with extensive and widespread experience in the cellular field, which experience will contribute to the Company’s successful competition in the market.

The directors in question are the chairman of the board of directors and controlling shareholder in the Company, Ilan Ben Dov, and directors Iris Beck, who served as VP Marketing at Partner until recently, and Yehiel Feingold, who served as the CFO at Suny Electronic for few years. Suny Electronics, the parent company, will continue to assist the Company within the framework of the Services Agreement.

9.1.5.	After the execution of the Agreement for Acquisition of the Cellular Activity, Scailex will still remain a company with a significant cash reserve, in the sum of approx. NIS 950 M, allowing Scailex considerable flexibility and leeway in the identification of business opportunities and additional investment possibilities in the cellular field, in bordering areas and in other areas to be looked into in the future by the Company.

9.1.6.	The Directors’ Grounds for the Value of the Consideration

9.1.6.1.	The value of the consideration is based on the valuation carried out by Giza Zinger Even Ltd., attached hereto as Appendix A.

9.1.6.2.	Furthermore, the Company has received a fairness opinion from Prof. Yoram Eden, attached hereto as Appendix B, according to which the value of the consideration is fair and reasonable.

9.1.6.3.	In view of the aforesaid opinion and an examination of the findings thereof, including their underpinning basic assumptions, and after the Company examined the principal findings of the due diligence presented to it, the audit committee and the board of directors were of the opinion that the consideration determined in the Transaction is reasonable and fair.

9.1.7.	The Board of Directors’ Grounds for the Approval of the Services and Lease Agreements with Suny Electronics

9.1.7.1.	The Company needs to take a lease the leasehold buildings for the purposes of continuing to operate the acquired activities and these buildings are suitable for its requirements.

9.1.7.2.	Upon the acquisition of the cellular activity following implementation of the Agreement, the Company requires support from Suny Electronics in terms of services and consultation in the areas of the cellular activity acquired.

9.1.7.3.	Suny Electronics and its managers have longstanding and established contacts with the principal suppliers and customers of the acquired activity, as well as with other external entities relating to various aspects of the acquired activity. Furthermore, Suny Electronics has an extensive know-how basis and thorough and longstanding familiarity with the acquired areas of activity, including identification and analysis of trends, business opportunities and risks in the activity environment. These aspects are significant aspects for the success of the acquired activity.

9.1.7.4.	Suny is capable of providing the Company with several supportive services in addition to its activity in areas where the Company does not at this stage have an appropriate internal solution (wage computations and security officer services).

9.1.7.5.	In connection with the agreement for the provision of services to Suny Electronics, with the completion of the Transaction for the acquisition of operations, the Company will have the requisite capability.

9.1.7.6.	The valuation takes into account the Services Fees, paid within the frame work of the Service Agreement

9.1.7.7.	The Services Fees are at a similar level to those currently paid by the Subsidiaries to Suny Electronics, prior to the implementation of the Transaction.

9.1.7.8.	The audit committee and the board of directors found that the consideration paid for the services rendered is reasonable and fair.

10.	Names of Directors who Attended the Discussions at the Audit Committee and the Board of Directors

10.1.	The following attended the meeting of the Company’s audit committee: Shalom Zinger (chairman of the committee), Dror Barzilai (outside director) and Yoav Biran (outside director).

The member of the audit committee, Mr. Yehiel Feingold, has a personal interest as set out in subsection 11.3 below, and accordingly he did not take part in the discussion and the vote at the audit committee.

10.2.	The meeting of the board of directors was attended by: Yoav Biran (outside director), Iris Beck, Dror Barzilai (outside director), Shalom Zinger and Arie Ovadia.

The chairman of the board of directors, Mr. Ilan Ben Dov, and members of the board of directors Mr. Yossi Arad and Mr. Yehiel Feingold, have a personal interest as specified in subsections 11.1 to 11.3 below, and accordingly they did not take part in the discussion and the vote held at the board of directors.

11.	Names of Directors with a Personal Interest and the Nature of such Interest

Below is a breakdown of the names of the directors who have a personal interest in the approval of the Transaction, in view of their link to Suny Electronics and the controlling shareholders therein:

11.1.	Mr. Ilan Ben Dov – serves as a Co-CEO of Suny Electronics, and controlling shareholder in Suny Electronics, which is a party to the Agreement for Acquisition of the Cellular Activity.

11.2.	Mr. Yossi Arad – has a personal interest in the approval of the Transaction, in view his link to the Suny Group, arising from his office as CEO and director at Tao, a company controlled by the controlling shareholder in Suny Electronics (Mr. Ilan Ben Dov, who also serves as chairman of Tao’s board of directors), which is a party to the Agreement for Acquisition of the Cellular Activity.

11.3.	Mr. Yehiel Feingold – serving, inter alia, as a director in Suny Electronics, which is a party to the Agreement for Acquisition of the Cellular Activity.

12.	The Securities Authority’s Power

Pursuant to Regulation 10 of the Securities (Transaction between a Company and Controlling Shareholder Therein) Regulations, 5761 – 2001, the Securities Authority, or an employee empowered by it, may instruct the Company, within 21 days from the date of submission of the present Report, to give, within such period as designated by it, explanations, specification, information and documents relating to the Transaction forming the subject of this Report, and to instruct the Company to amend this Report, in such manner and at such date as shall be designated by it.

Where instructions are given to amend the Report as aforesaid, the Authority may instruct deferment of the date of the general meeting to a date no sooner than the lapse of three business days and no later than twenty one days from the date of publication of the amendment to the present Report.